Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3 and 4
(17 CFR 249.103 and 249.104) and amendments thereto furnished to the registrant under 17 CFR 240.16a3(e) during its most recent fiscal year and Forms 5 and amendments thereto (17 CFR 249.105) furnished to the registrant with respect to its most recent fiscal year, the registrant is not aware of any director, officer, beneficial owner of more than ten percent of any class of equity securities of the registrant registered pursuant to section 12 of the Exchange Act, or any other person subject to Section 30 of the Investment Company Act who failed to file on a timely basis, as disclosed in the above Forms, reports required by section 16(a) of the Exchange
Act during the most recent fiscal year or prior fiscal years.